

09040129

OMMISSION
;49

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |
| Estimated average burden |
| hours per response......12.00 |

C M

SEC Mail Processing Section

FEB 26 2009

Washington, DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 48784 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the
## Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01-01-2008_____ AND ENDING_____12-31-2008_____

MM/DD/YY                                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Copy

FIRST TITAN FINANCIAL, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

5620 S.W. GREEN OAKS BLVD., SUITE D

(No. and Street)

ARLINGTON                          TX                          76017

(City)                          (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK L. SHARP                                              (972) 317-9575

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, BIGELOW, SHARP & CO., LLP

(Name – if individual, state last, first, middle name)

2300 HIGHLAND VILLAGE ROAD, SUITE 650    HIGHLAND VILLAGE    TX    75077

(Address)                    (City)                    (State)                    (Zip Code)

**CHECK ONE:**

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

3/31

# OATH OR AFFIRMATION

I, ___DIANE HILEK___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___FIRST TITAN FINANCIAL, INC.___ , as of ___DECEMBER 31___ , 20_08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____ Signature

_____ PRESIDENT

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Dance, Bigelow, Sharp & Co., LLP

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of First Titan Financial, Inc.

We have audited the accompanying balance sheet of First Titan Financial, Inc. (a Texas corporation) as of December 31, 2008 and 2007 and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Titan Financial, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Dance, Bigelow, Sharp & Co., LLP*

Highland Village, Texas
February 20, 2009

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

## FIRST TITAN FINANCIAL, INC.
## BALANCE SHEET
## AS OF DECEMBER 31, 2008 AND 2007

### ASSETS

|  | 2008 | 2007 |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash | $ 35,404 | $ 66,251 |
| Accounts receivable - employees | 23,000 | 7,500 |
| Prepaid registration fees | 14,577 | 13,828 |
| Total current assets | 72,981 | 87,579 |
| **OTHER ASSETS:** | | |
| Security deposit | 1,109 | 1,108 |
| Total other assets | 1,109 | 1,108 |
| **TOTAL ASSETS** | $ 74,090 | $ 88,687 |

### LIABILITIES AND STOCKHOLDER EQUITY

|  | 2008 | 2007 |
|---|---|---|
| **CURRENT LIABILITIES:** | | |
| Accounts payable | $ 3,976 | $ 1,521 |
| Payroll taxes payable | 8,050 | 23,487 |
| Total current liabilities | 12,026 | 25,008 |
| **STOCKHOLDER EQUITY :** | | |
| Common Stock, $2 par value, 100,000 shares authorized, 5,000 shares issued and outstanding | 10,000 | 10,000 |
| Additional paid-in capital | 40,000 | 40,000 |
| Retained earnings | 12,064 | 13,679 |
| Total stockholder equity | 62,064 | 63,679 |
| **TOTAL LIABILITIES AND STOCKHOLDER EQUITY** | $ 74,090 | $ 88,687 |

The accompanying notes are an integral part of these financial statements.

## FIRST TITAN FINANCIAL, INC.
## STATEMENT OF INCOME (LOSS)
## FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

|  | 2008 | 2007 |
|---|---|---|
| REVENUE |  |  |
| Commission income | $ 130,303 | $ 288,342 |
|  |  |  |
| OPERATING EXPENSES: |  |  |
| Compensation | 244,513 | 414,371 |
| Taxes | 19,301 | 21,728 |
| Professional fees | 17,612 | 21,580 |
| Regulatory fees and expenses | 13,828 | 12,758 |
| Office expense | 23,566 | 17,233 |
| Rent expense | 28,351 | 22,065 |
| Communication | 14,025 | 14,293 |
| Other expenses | 11,148 | 24,835 |
| Expenses reimbursed by related party | (239,884) | (275,235) |
|  |  |  |
| Total Operating Expense | 132,460 | 273,628 |
|  |  |  |
| INCOME (LOSS) FROM OPERATIONS | (2,157) | 14,714 |
|  |  |  |
| Interest income | 542 | 1,160 |
|  |  |  |
| Total Other Income | 542 | 1,160 |
|  |  |  |
| INCOME (LOSS) BEFORE INCOME TAXES | (1,615) | 15,874 |
|  |  |  |
| PROVISION (BENEFIT) FOR INCOME TAXES |  |  |
| Current | - | - |
|  |  |  |
| NET INCOME (LOSS) | $ (1,615) | $ 15,874 |

The accompanying notes are an integral part of these financial statements.

**FIRST TITAN FINANCIAL, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY**
**AS OF DECEMBER 31, 2008 AND 2007**

|  | Common Stock | Additional Paid-In Capital | Retained Earnings | Totals |
|---|---|---|---|---|
| BALANCE, DECEMBER 31, 2006 | 10,000 | 40,000 | (2,195) | 47,805 |
| Net income |  |  | 15,874 | 15,874 |
| BALANCE, DECEMBER 31, 2007 | 10,000 | 40,000 | 13,679 | 63,679 |
| Net loss |  |  | (1,615) | (1,615) |
| BALANCE, DECEMBER 31, 2008 | $ 10,000 | $ 40,000 | $ 12,064 | $ 62,064 |

The accompanying notes are an integral part of these financial statements.

The Company had no liabilities subordinated to creditors at December 31, 2008, nor at December 31, 2007.

## FIRST TITAN FINANCIAL, INC.
## STATEMENT OF CASH FLOWS
## FOR YEARS ENDED DECEMBER 31, 2008 AND 2007

|  | 2008 | 2007 |
|---|---|---|
| Cash flows from operating activities - |  |  |
| Net income (loss) | $ (1,615) | $ 15,874 |
| Adjustments to reconcile net earnings to net cash provided (used) by operating activities - |  |  |
| Net Change: |  |  |
| Accounts receivable | (15,500) | (3,000) |
| Prepaid expenses | (750) | (1,569) |
| Accounts payable | (12,982) | 25,008 |
| Net cash used by operating activities | (30,847) | 36,313 |
| Net change in cash | (30,847) | 36,313 |
| Cash at the beginning of the year | 66,251 | 29,938 |
| Cash at end of year | $ 35,404 | $ 66,251 |

Supplemental Disclosures of Cash Flow Information:

| Cash paid during the year for: |  |  |
|---|---|---|
| Interest | $ - | $ - |
| Income Taxes | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

1) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Organization –**

First Titan Financial, Inc. (the Company), a Texas Corporation was incorporated in September 1995. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulation Authority (FINRA). The Company sells undivided working interests in oil and gas properties to the general public.

**Method of accounting –**

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

**Cash and cash equivalents –**

For the purpose of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

**Basis of presentation –**

The financial statements are presented in a comparative year format.

**Accounting estimates –**

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

**Income taxes –**

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. There were no deferred tax assets or deferred tax liabilities at December 31, 2008 or December 31, 2007.

**Adoption of SFSA No. 130 –**

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

2) **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $24,487, which was $19,487 in excess of the required net capital of $5,000. At December 31, 2007, the Company had net capital of $42,287, which was $37,287 in excess of the required net capital of $5,000.

3) **RELATED PARTY TRANSACTIONS**

All of the Company's revenues were generated from an affiliated company: Titan Oil & Gas Corporation. These companies have common ownership. The Company was reimbursed $239,884 during 2008 and $275,235during 2007 for operating expenses.

4) **ECONOMIC DEPENDENCY**

All of the Company's business is dependent upon an affiliated company. This affiliated company originates all of the oil and gas working interest marketed by the Company. The loss of this origination could have a material adverse effect on the Company.

5) **NET OPERATING LOSS CARRYFORWARD**

The Company had a net operating loss carry forward in the amount of 13,392 at December 31, 2006 that was used to partially offset the net income of $15,874 earned for the year ended December 31, 2007. A portion, $2,482, of the loss sustained for the year ended December 31, 2008 will be carried back to offset taxable income for the year ended December 31, 2007. There will be a remaining loss carry forward of $1,133 available to offset income from future years. Management believes that this loss carry forward will be used prior to its expiration in 2018.

6) **LEASE COMMITMENTS**

The Company leases its office space from a non-affiliated party. The term of the lease is from May 2006 to April 30, 2009. The Company is committed to the following future lease payments in 2009 of $6,835.

SUPPLEMENTARY INFORMATION

# DBS &CO.

## Dance, Bigelow, Sharp & Co., LLP
### CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Titan Financial, Inc.
Arlington, Texas

In planning and performing our audit of the financial statements of First Titan Financial, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

> 1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
> 2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
> 3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Dance, Bigelow, Sharp & Co., LLP*

Highland Village, Texas
February 20, 2009

1.  <u>Computation of net capital and aggregate indebtedness under Rule 15c3-1</u>

| | | |
|---|---|---:|
| Excess net capital | | |
| Total stockholder equity | $ | 62,064 |
| Less non-allowable assets: | | |
|    Accounts receivable-employee | | 23,000 |
|    Prepaid registration fees | | 14,577 |
|       Net capital | | 24,487 |
| | | |
| Minimum net capital required | | 5,000 |
| | | |
| Excess (deficit) net capital | $ | 19,487 |
| | | |
| Aggregate indebtedness to net capital: | | |
| Current liabilities | $ | 12,027 |
| | | |
| Aggregate indebtedness | $ | 12,027 |
| | | |
| Ratio: aggregate indebtedness to | | |
|   net capital | | .49 to 1 |

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2008 FOCUS Report is as follows:

| | | |
|---|---|---:|
| December 31, 2008 FOCUS Report: | $ | 23,901 |
| Iincrease in non-allowable assets | | (16,391) |
| Increase in net income | | 16,977 |
| December 31, 2008 Net Capital | $ | 24,487 |

2.  <u>Computation for determination of reserve requirements under Rule 15c3-3</u>

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3.

3.  <u>Information relating to the possession or control requirements under Rule15c3-3</u>

The Company has not complied with the exemptive requirements of Rule 15c3-3. The Company did not maintain possession or control of any customer funds or securities as of December 31, 2008.

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
DECEMBER 31, 2008 AND 2007